Pocket Properties App Corporation 2021 Financial Document UNAUDITED BY CPA

August 20, 2021 To the WeFunder Team We have reviewed the accompanying financial statements of Pocket Properties App Corporation, which comprise the balance sheet as of August 23, 2021 and the related notes to the financial statements. This review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. This review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion. Financial Team's Responsibility for the Financial Statements Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error. Financial Team's Conclusion Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Marshal Singh Chief Financial Officer Pocket Properties

Pocket Properties App Corp

Balance Sheet

[USD $]

	As at Sep 13, 2021
Assets	
Current assets:	
Cash	100.00
Total current assets	**100.00**
Intantigle Asset	26,483.43
Total Assets	**26,583.43**
Liabilities	
Current liabilities:	
Accounts Payable	- 0
Total current liabilities	**- 0**
Long-term debt	- 0
Total Liabilities	**- 0**
Shareholder's Equity	
Equity Capital	100.00
10,000,000 of $0.00001 each	
Share Desposit Money	26,444.27
Retained Earnings	- 0
Other Comprehensive Income	39.16
Shareholder's Equity	**26,583.43**
Total Liabilities & Shareholder's Equity	**26,583.43**
Check	*- 0*
	26,583.43



Pocket Properties App Corp		
Income Statement		
[USD $]		
For the period from June 9 2021 to Sep 13, 2021		
Revenue	-	
Total Net Revenue	**-**	
Cost of Goods Sold	-	
Gross Profit	**-**	
Expenses		
Advertising & Promotion	-	
Depreciation & Amortization	-	
Insurance	-	
Maintenance	-	
Office Supplies	-	
Rent	-	
Salaries, Benefits & Wages	-	
Telecommunication	-	
Travel	-	
Utilities	-	
Other Expense	-	
Total Expenses	-	
Earnings Before Interest & Taxes	**-**	
Interest Expense	-	
Earnings Before Taxes	**-**	
Income Taxes	-	
Net Earnings	**-**	

Pocket Properties App Corp

Cash Flow Statement

[USD $]

		As at Sep 13, 2021
Operating Cash Flow		
Net Earnings	- 0	
Plus: Depreciation & Amortization	- 0	
Less: Changes in Working Capital	- 0	
Cash from Operations	**- 0**	
Investing Cash Flow		
Investments in Property & Equipment	- 0	
Cash from Investing	**- 0**	
Financing Cash Flow		
Issuance (repayment) of debt	- 0	
Issuance (repayment) of equity	- 0	
Cash from Financing	**- 0**	
Net Increase (decrease) in Cash	- 0	
Opening Cash Balance	100	
Closing Cash Balance	**100**	

Pocket Properties App Corp		
Income Statement		
[USD $]		
As at Sep 13, 2021		
Net Income	-	
Other Comprehensive Income	39.16	
Comprehensice Income	**39.16**	

Pocket Properties App Corp

Statement of Owners Equity

[USD $]

For the period as of Sep 13, 2021

Pocket Properties App Corp, Equity at June 9th, 2021	26,583.43	
Investment during the period	100.00	
Net Income / Loss during the period	- 0	
Subtotal	**26,683.43**	
Withdrawals	- 0	
Pocket Properties App Corp, Equity as at Sept 13, 2021	**26,683.43**	

Notes to Financial Statements

1.   **THE COMPANY AND ITS OPERATIONS**

1.1 Pocket Properties App Corp (The Company) was incorporated on June 9, 2021. The business activity of the Company is mobile focused platform that allows users to buy, sell, and trade fractional shares of real estate for less than $10. The Company's model is centered around the sale of securities (Stocks) on alternative assets (Real Estate).

1.2 The name and address of the Company's registered office in the State of Delaware are; Gust Delaware, Inc., 16192, Coastal Highway, Lewes, Delaware 19958 (Sussex County).

2.   **Basis of Accounting**

The accompanying consolidated financial statements have been prepared in conformity with the U.S. generally accepted accounting principles ("GAAP").

3.   **Revenue**

The Company is in its initial stages of operations and has not earned any revenue.

4.   **Current Assets**

The Current Assets: Cash is showing the amount of initial deposit at our Bank registered under Company's name.

5   **Intangible Asset**

Under the account head, Intangible Asset is the amount that the investor has invested on a SAFE (Simple Agreement for Future Equity) in the shape of Cryptocurrencies which will be converted into Equity in the future. This is the same amount that is showing in "Long Term Liability" in the Equities and Liability portion of the Balance Sheet

6   **Other Comprehensive Income**

The other comprehensive income of 39.16 on the face of the Balance sheet shows the accrued interest earned on the intangible assets